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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Royal Standard Minerals Inc. (Registrant) Date: October 22, 2007 By \S\ Roland M. Larsen President & CEO

SEC1815 (04-07)

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ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

GOLDWEDGE PROGRESS AND DRILLING PROGRAM AT PINON GOLD-SILVER PROJECT IN NEVADA

FOR IMMEDIATE RELEASE

ROYAL STANDARD MINERALS INC., “RSM”, OCTOBER 22, 2007, MANHATTAN, NEVADA, The Goldwedge project development program, Nye County, Nevada, has continued with further refinements to the plant to include additional crushing/grinding capacity of the feed material. During the past 2-3 weeks, we have installed a crusher/pulverizer that is expected to reduce the minus 0.5 inch mill feed material to approximately 60% minus 100 mesh before going to ball mill #1. This effort should reduce the time necessary to grind the feed material to achieve maximum liberation of the gold particles and improve gold recovery, take some of the load off of the re-grind mill, ball mill # 2, and also allow for an increase in plant hourly throughput going forward.

Pinon gold-silver property, Elko County, Nevada, the Company core drilling program has recently been completed. The drilling program included the completion of five (5) core holes within the proposed pit margins for the north and main zones to acquire additional geologic data for the Water Pollution Control Permit and the Plan of Operations/Reclamation Plan. In addition, a drilling and sampling program of the proposed leach pad(s) was also completed for this purpose.

The core drill, a Company owned unit, has been moved to the Railroad project, also in Elko County, to continue drill testing the Cu-Au, magnetite skarn targets identified by the previously completed ground magnetics survey.

Fondaway Canyon gold-tungsten property, Churchill County, Nevada, the sonic drilling program on the former Tenneco heap leach pad was completed in mid-August, 2007. The chemical analysis of the leach pad drilling did not return results that would warrant moving this material to a new pad. The plans for this project are to continue a drilling program to target the near surface bulk-tonnage gold potential and to further evaluate the underground potential of this property.

RSM is an exploration and development company with advanced gold projects in Nevada. For further information about this release contact Mr. Rich Kaiser, Investor Relations, 800-631- 8127.

The TSX.V Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (775) 487-2454 or FAX @ (775) 775-2460 Visit our website at Royal-Standard.com